

September 13, 2010

Stanley Chan
Chief Executive Officer
Scientific Energy, Inc.
27 Weldon Street
Jersey City, NJ 07306

> **Re: Scientific Energy, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed August 31, 2010**
> **File No. 000-50559**

Dear Mr. Chan:

We have completed our review of your filing and have no further comments at this time on the specific issues raised.

Sincerely,

Maryse Mills-Apenteng
Special Counsel